EXHIBIT (D)(8)


                                  MIKASA, INC.
                           INCENTIVE COMPENSATION PLAN

         1.  Definitions

                  (a) "Affiliate" means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. For purposes of this Plan, the term "control," (including, with correlative meanings, the terms "controlling," "controlled by," and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

                  (b) "Award" means a unit representing a fixed percentage of the Plan Pool.

                  (c) "Beneficial Owner" has the meaning set forth in Rule 13d-3 promulgated under the Exchange Act as in effect on the date hereof. The terms "Beneficial Ownership" and "Beneficially Own" shall have correlative meanings.

                  (d) "Board" means the Board of Directors of Mikasa.

                  (e) "Cause" means, with respect to the termination of employment of a Participant by Mikasa, (i) any willful engaging by the Participant, in the Participant's capacity as an employee of Mikasa, in gross misconduct that has, or is intended to have, a material adverse effect on Mikasa or its Affiliates; (ii) any conviction of the Participant of a felony or other serious crime involving moral turpitude or (iii) any other circumstance that would constitute "Cause" under any written employment agreement with Mikasa to which the Participant is a party; provided, that any act or failure to act of the Participant shall not be considered "willful" unless done or omitted to be done by the Participant not in good faith and without reasonable belief that the Participant's action or omission was in the best interest of Mikasa.

                  (f) "Committee" means a committee composed of four individuals designated by JGD (or, at JGD's option, two individuals with two votes each) ("JGD Designees") and three executive officers of Mikasa selected by the Board prior to the consummation of the Merger ("Mikasa Designees"); provided, that if any of the Mikasa Designees ceases to be an employee of Mikasa for any reason, such executive officer shall cease to be a Mikasa Designee and another executive officer of Mikasa will be selected by the departing Mikasa Designee together with (or solely by, if the Mikasa Designee has died) the remaining Mikasa Designees, and such other executive officer will thereby become a Mikasa Designee.

                  (g) "Consummation Date" has the meaning set forth in Section 8 hereof.

                  (h) "Control Transaction" means a transaction resulting in:
                  (i) the JGD Group ceasing to Beneficially Own at least 50% of the Voting Power of the Voting Securities of Mikasa then outstanding; (ii) the merger, consolidation or other business combination of Mikasa with any other Person; (iii) Mikasa selling, leasing or otherwise transferring 50% or more of its assets to any Person(s); or (iv) the liquidation, dissolution or winding-up of Mikasa.

                  (i) "Disability" means the physical disability or mental incapacity of a Participant which entitles such Participant to benefits under a long term disability plan of Mikasa or which would entitle such Participant to benefits if he were a participant in such plan or which would otherwise qualify such Participant for social security disability insurance benefits.

                  (j) "Effective Time" has the meaning set forth in the Merger Agreement.

                  (k) "Equity Securities" of any Person, means any and all common stock, preferred stock and any other class of capital stock of, and any partnership or limited liability company interests in, such Person or any other similar interests of any Person that is not a corporation, partnership or limited liability company.

                  (l) "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

                  (m) "Fiscal Year" means a fiscal year of Mikasa occurring during the Plan Period.

                  (n) "Formula" shall have the meaning set forth in Section 4 hereof.

                  (o) "Grant Date" means, with respect to a Fiscal Year, the date, which shall be as soon as practicable following the completion of such Fiscal Year, on which grants of Awards are made to Participants generally pursuant to Section 3 hereof with respect to such completed Fiscal Year.

                  (p) "JGD" means J.G. Durand Industries, S.A., a societe anonyme organized under the laws of France, and any successor thereto.

                  (q)  "JGD Group" means JGD and its Affiliates.

                  (r)  "Merger" has the meaning set forth in the Merger
                  Agreement.

                  (s) "Merger Agreement" means the Agreement and Plan of Merger, dated September 10, 2000, among Mikasa, JGD, Mountain Acquisition Corp. and certain other parties, as it may be amended from time to time.

                  (t) "Mikasa" means Mikasa, Inc., a Delaware corporation, and any successor thereto.

                  (u) "Net Income" means, with respect to any Fiscal Year, the net after-tax income of Mikasa (excluding (i) the amortization of any pushed-down goodwill resulting from the Merger, (ii) any ongoing financing or interest charges (including any fees associated therewith) incurred as a result of a change in Mikasa's pre-Merger capital structure resulting from the Merger and any one time or extraordinary charges resulting from the Merger, (iii) any one time or extraordinary charges resulting from any acquisition or disposition of a business, Person or assets by Mikasa or any of its subsidiaries or any merger, consolidation or other business combination involving Mikasa after the Effective Time other than acquisition or disposition of assets in the ordinary course of business consistent with past practice, (iv) the impact of any change in Mikasa's accounting policies or procedures and (v) any expense related to this Plan).

                  (v) "Participants" shall mean the Mikasa Designees and the employees of Mikasa as may be selected by the Mikasa Designees from time to time to participate in this Plan pursuant to
                  Section 3 hereof.

                  (x) "Person" means an individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or government or other agency or political subdivision thereof.

                  (y)  "Plan" means this Mikasa, Inc. Incentive Compensation
                  Plan.

                  (z) "Plan Period" means Fiscal Years 2000, 2001, 2002 and 2003; provided, that the Plan Period will continue until the Grant Date with respect to Fiscal Year 2003.

                  (aa) "Plan Pool" means the cash pool to be distributed to the Participants in accordance with this Plan; provided that the Plan Pool shall not exceed the Plan Pool Maximum.

                  (bb)  "Plan Pool Maximum" means $15,000,000.

                  (cc) "Voting Power" means, with respect to any Voting Securities, the aggregate number of votes attributable to such Voting Securities that could generally be cast by the holders thereof for the election of directors or similar managing persons at the time of determination (assuming such election were then being held).

                  (dd) "Voting Securities" means, (i) with respect to Mikasa, the Equity Securities of Mikasa entitled to vote generally for the election of directors of Mikasa, and (ii) with respect to any other Person, any securities of or interests in such Person entitled to vote generally for the election of directors or any similar managing person of such Person.

         2.  Administration of this Plan

         This Plan shall be administered by the Committee. Except to the extent authority is expressly granted to the Mikasa Designees or the JGD Designees hereunder, the Committee shall have full authority to administer this Plan, including authority to interpret and construe any provision of this Plan and to adopt such rules and regulations for administering this Plan as it may deem necessary. Decisions of the Committee shall be final and binding on all parties. No member of the Board or the Committee shall be liable to any Participant for any action, omission, or determination relating to this Plan.

         3.  Grant of Awards

         The percentage of the Plan Pool represented by all of the Awards granted pursuant to this Section 3 shall not equal greater than 100%; provided that the percentages of the Plan Pool represented by any Awards or portions thereof that are forfeited by Participants pursuant to Section 7 hereof may be reallocated as new Awards to newly-hired employees, employees who have been promoted or employees whose job responsibilities have been increased, whether or not such employees have already received Awards pursuant to this Plan, as may be determined by the JGD Designees (if such employees are Mikasa Designees) or the Mikasa Designees. On the Grant Date with respect to each Fiscal Year during the Plan Period (a) the JGD Designees shall grant an Award to each Mikasa Designee and (b) the Mikasa Designees, in consultation with the JGD Designees (whose opinion shall be taken into account), shall grant an Award to each of the other Participants in the Plan; provided that on the Grant Date with respect to Fiscal Year 2000 Awards shall be granted with respect to 25% of the Plan Pool and on each successive Grant Date Awards shall be granted such that the aggregate Awards outstanding on the Grant Date with respect to Fiscal Years 2001, 2002 and 2003 shall equal at least 50%, 75% and 100% of the Plan Pool, respectively; and provided further that an employee hired, promoted or whose job responsibilities increased after the Grant Date with respect to any Fiscal Year may be granted an Award at the time of such event.

         4.  Plan Pool

         With respect to each Fiscal Year, as soon as practicable following the completion of the audit of Mikasa's financial statements for such Fiscal Year, an irrevocable amount will be credited to a bookkeeping account for the Plan Pool. Each such annual irrevocable amount credited shall be determined by Mikasa in accordance with the formula set forth on the attached Exhibit A ("Formula"), which determination shall be confirmed by Mikasa's auditors in conjunction with the completion of the audit for such Fiscal Year; provided that in no event shall the Plan Pool be greater than the Plan Pool Maximum.

         5.  Payment of Awards

         Subject to Sections 8 and 9, as soon as practicable following the completion of the audit of Mikasa's financial statements for Fiscal Year 2003,
(i) the Plan Pool will be determined by Mikasa by applying the Formula with respect to Fiscal Year 2003 and adding the result of such application to the amounts credited to the Plan Pool with respect to prior Fiscal Years, which determination shall be confirmed by Mikasa's auditors in conjunction with the completion of the audit for Fiscal Year 2003, (ii) the Committee will calculate the cash payments to be made to the Participants based upon their aggregate vested and outstanding Awards and (iii) Mikasa shall make the cash payments to all Participants with respect to their aggregate vested and outstanding Awards.

         6.  Vesting of Awards

         On each Grant Date, so long as a Participant is employed by Mikasa on such Grant Date, the aggregate Awards granted to such Participant on or prior to such Grant Date shall vest as follows: (i) with respect to Fiscal Year 2000's Grant Date, 0%; (ii) with respect to Fiscal Year 2001's Grant Date, 30%; (iii) with respect to Fiscal Year 2002's Grant Date, 60%; and (iv) with respect to Fiscal Year 2003's Grant Date, 100%.

         7.  Termination of Employment

                  (a) Termination of Employment by Mikasa for Cause. Unless set forth otherwise in any written employment agreement between Mikasa and a Participant, if Mikasa terminates the employment of a Participant with Mikasa for Cause during the Plan Period, such Participant shall forfeit all of his Awards (whether or not vested) and shall not be entitled to any payments by Mikasa with respect to such Awards pursuant to this Plan or otherwise.

                  (b) Termination of Employment by the Participant. Unless set forth otherwise in any written employment agreement between Mikasa and a Participant, if a Participant terminates his employment with Mikasa for any reason during the Plan Period, Mikasa shall pay to such Participant at the time payments under the Plan are made generally to other Participants a cash amount based upon the aggregate vested portion of his Awards as of the date of such termination, but the Participant shall forfeit the unvested portion of his Awards upon such termination and shall not be entitled to any payments by Mikasa with respect to such unvested portion pursuant to this Plan or otherwise.

                  (c) Termination of Employment due to Death or Disability or by Mikasa without Cause. Unless set forth otherwise in any written employment agreement between Mikasa and a Participant, if a Participant's employment with Mikasa is terminated as a result of the death or Disability of the Participant or Mikasa terminates the employment of a Participant with Mikasa without Cause during the Plan Period, such Participant's aggregate Awards shall automatically vest in full upon such termination, and Mikasa shall pay to the Participant at the time payments under the Plan are made generally to other Participants a cash amount based upon his aggregate vested and outstanding Awards.

         8.  Control Transactions

         Upon the date of the consummation of a Control Transaction (the "Consummation Date"), the Plan Pool shall be determined by Mikasa (which determination shall be confirmed by Mikasa's auditors) by adding (i) the amounts credited to the Plan Pool with respect to the Fiscal Years in the Plan Period completed prior to the Consummation Date, (ii) if a Fiscal Year has been completed prior to the Consummation Date but no amount has yet been credited, the result of the application of the Formula with respect to such Fiscal Year and (iii) with respect to the uncompleted Fiscal Year during which the Consummation Date occurs, the result of the application of the Formula with respect to the completed portion of such Fiscal Year. As soon as practicable after the determination of the Plan Pool, payments shall be made to the Participants in accordance with their aggregate outstanding Awards (regardless of whether such Awards are vested or unvested) and the Committee will also distribute any unallocated portion of the Plan Pool among the Participants in such manner as it may determine in its discretion.

         9.  Termination and Amendment

         The Committee may terminate or amend this Plan at any time, in whole or in part, in its discretion, subject to the agreement of at least two Mikasa Designees. Upon termination of the Plan, the Plan Pool shall be determined by Mikasa (which determination shall be confirmed by Mikasa's auditors), subject to the Plan Pool Maximum, by adding (i) the amounts credited to the Plan Pool with respect to the Fiscal Years in the Plan Period completed prior to the date of such termination, (ii) if a Fiscal Year has been completed prior to the date of such termination but no amount has yet been credited, the result of the application of the Formula with respect to such Fiscal Year, and (iii) with respect to the uncompleted Fiscal Year during which such termination occurs, the result of the application of the Formula with respect to the completed portion of such Fiscal Year. As soon as practicable after the determination of the Plan Pool, payments shall be made to the Participants in accordance with their aggregate outstanding Awards (regardless of whether such Awards are vested or unvested) and the Committee will also distribute any unallocated portion of the Plan Pool among the Participants in such manner as it may determine in its discretion.

         10.  Certain Adjustments

         In the event of a merger or consolidation involving Mikasa, the acquisition or disposition by Mikasa of any substantial business unit, the occurrence of any transaction or corporate event which affects Mikasa's capitalization or the occurrence of any other transaction or corporate event (other than the Merger), including without limitation any other transactions with JGD or any of its Affiliates, outside of the ordinary course of business which could reasonably be expected to have a substantial impact on Mikasa's Net Income for any Fiscal Year, the Committee will review, in good faith, the effect of such event on the operation of the Plan and will reasonably adjust the Formula as it determines to be appropriate in light of the circumstances, subject to the agreement of at least two Mikasa Designees.

         11.  Miscellaneous

                  (a) Non-Assignability. The right of a Participant or of any other person to any payment under this Plan shall not be assigned, transferred, pledged or encumbered, and any purported assignment, transfer, pledge or encumbrance shall be null and void.

                  (b) Beneficiaries. If a Participant shall not be alive at the time an amount is to be paid to the Participant under this Plan, the amount shall be paid to his beneficiary designated pursuant to this Section 11(b) or to his estate if he shall have no such beneficiary. Each Participant may designate or change his beneficiary by delivering a written designation to the Committee.

                  (c) Applicable Law. This Plan and all rights under this Plan shall be governed by and construed in accordance with the laws of the State of New Jersey, without reference to its principles of conflicts of law.

                  (d) Applicable Withholdings. Mikasa may withhold from any amounts payable to the Participants under this Plan all federal, state, city or other taxes that Mikasa may reasonably determine are required to be withheld pursuant to any applicable law or regulation.

                  (e) No Contract of Employment. Nothing contained in this Plan shall confer upon any Participant any right with respect to the continuation of such Participant's employment by Mikasa or interfere in any way with the right of Mikasa at any time to terminate such employment.

                  (f) No Right to Participate. Except as otherwise set forth herein or in any written employment agreement between Mikasa and a Participant, no employee shall have any claim or right to participate in this Plan. The selection of an employee to be granted an Award pursuant to this Plan with respect to any Fiscal Year shall not give such employee any right to be granted an Award with respect to any subsequent Fiscal Year. Except as otherwise set forth herein, the administration of the Plan is intended to be entirely discretionary on the part of the Committee.

                  (f) Plan Unfunded. This Plan shall be unfunded. Payments under this Plan shall be made from the general assets of Mikasa. The Participants in this Plan shall be general unsecured creditors of Mikasa. No Participant shall have any right, title, claim or interest in or with respect to any specific assets of Mikasa in connection with the Participant's participation in this Plan.

                  (g) Construction. All references herein to the masculine gender shall include the feminine. All Exhibits attached to this Plan are incorporated herein by reference and made a part hereof. The headings in this Plan are inserted for convenience of reference only and shall not be a part of or control or affect the meaning of any provision hereof.

                  (h) Example. An example of a Participant's receipt of Awards and payout of such Awards under various scenarios is attached hereto as Exhibit B for illustrative purposes only. To the extent that the attached example is inconsistent with the express terms of this Plan, the express terms of this Plan shall govern.

                                                                       EXHIBIT A


FORMULA

     (*) : % of incremental Net Income credited to Plan Pool

     Plan Pool Maximum : 15,000,000

     Minimum Net Income for each Fiscal Year which must be achieved in order for any amounts to be credited to the Plan Pool with respect to such Fiscal Year

                       2000                                 2001
                    17,500,000                           21,000,000

                      2000                                 2001
             Net Income        % (*)              Net Income         %(*)
          From        Up to                   From        Up to
           -         7,500,000    0.0%          -        10,000,000    0.0%
         7,500,000  12,500,000    3.0%      10,000,000   16,000,000    3.0%
        12,500,000  15,000,000   11.0%      16,000,000   20,000,000   11.0%
        15,000,000  25,000,000   13.5%      20,000,000   30,000,000   13.5%
      If more than  25,000,000   15.0%     If more than  30,000,000   15.0%


                       2002                                2003
                   23,800,000                          27,700,000

                      2002                                2003
             Net Income         % (*)            Net Income         % (*)
         From        Up to                    From        Up to
           -        12,000,000    0.0%         -        15,000,000     0.0%
       12,000,000   16,000,000    3.0%      15,000,000  18,000,000     3.0%
       16,000,000   25,000,000   11.0%      18,000,000  25,000,000    11.0%
       25,000,000   37,000,000   13.5%      25,000,000  44,000,000    13.5%
      If more than  37,000,000   15.0%    If more than  44,000,000    15.0%


Examples (for illustrative purposes only)


                                    2000                  2001                 2002                   2003


Net Income                       15,000,000            19,200,000            23,400,000            27,600,000
Credit to Plan Pool                       0                     0                     0                     0
Plan Pool                                 0                     0                     0                     0

Net Income                       22,500,000            28,800,000            35,100,000            41,400,000
Credit to Plan Pool               1,437,500             1,808,000             2,473,500             3,074,000
Plan Pool                         1,437,500             3,245,500             5,719,000             8,793,000

Net Income                       25,000,000            32,000,000            39,000,000            46,000,000
Credit to Plan Pool               1,775,000             2,270,000             3,030,000             3,725,000
Plan Pool                         1,775,000             4,045,000             7,075,000            10,800,000

Net Income                       27,500,000            35,200,000            42,900,000            50,600,000
Credit to Plan Pool               2,150,000             2,750,000             3,615,000             4,415,000
Plan Pool                         2,150,000             4,900,000             8,515,000            12,930,000

Net Income                       32,500,000            41,600,000            50,700,000            59,800,000
Credit to Plan Pool               2,900,000             3,710,000             4,785,000             5,795,000
Plan Pool                         2,900,000             6,610,000            11,395,000            15,000,000
